January 23, 2006

Addressee:
Ms. Angela Crane
Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100F Street, N.E.
Washington, D.C. 20549

Re:	Haemonetics Corporation
Form 10-K for the fiscal year ended April 2, 2005
Form 10-Q for the quarter ended October 1, 2005
File No. 001-10730

Please find our responses to the questions contained in your letter dated January 11, 2006 below.  We will report the results of the Baxter arbitration award discussed in the Staff’s question 3 in our earnings press release on January 31, 2006.  If possible, we would like to discuss our planned accounting and reporting with you prior to that time.  We will phone to see if we can arrange a time to discuss this matter with the reviewing accountant, Jay Webb.

Form 10-K for the year ended April 2, 2005

Note 2 – Summary of Significant Accounting Policies, page 40
Foreign Currency, page 44

Question 1:

We note your disclosure “In the event the hedged forecasted transaction does not occur, or it becomes probable that it will not occur, the Company would reclassify the effective portion of any gain or loss on the related cash flow hedge from other comprehensive income to retained earnings at that time.” Please tell us why it is appropriate to record hedging gains and losses in retained earnings in situations where the forecasted transaction does not occur or is no longer probable, citing any authoritative literature upon which you are relying.  For reference also see paragraph 4(q) of SFAS 138.

Response 1:

Our accounting policy disclosure requires clarification.  We are not aware of any circumstances in which it is appropriate to record hedging gains or losses directly to retained earnings.  We will revise our disclosure in future filings to clarify that any gains or losses recorded in other comprehensive income are charged or credited to earnings immediately if a hedged forecasted transaction does not occur, or it becomes probable that it will not occur.  Our actual accounting policy is to charge or credit to earnings the effective portion of any gain or loss on the related cash flow hedge if a hedged forecasted transaction does not occur or it is no longer probable that a hedged forecasted transaction will occur.

Item 9A – Controls and Procedures, page 64

Question 2:

We note your disclosure that management has concluded that your disclosure controls and procedures are effective “to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to them by others within those entities.” The language that is currently included after the word “effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act.  However, if you do not wish to eliminate this language, please revise future filings so that the language that appears after the word effective is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

Response 2:

We will revise our future filings to simply reference effective disclosure controls and procedures, and eliminate the wording after “effective”.

Form 10-Q for the quarter ended October 1, 2005

Note 16 – Subsequent Event, page 17

Question 3:

We see that you received $30.8 million from Baxter in full satisfaction of a legal dispute.  We further see that you plan to record $26.3 million as non-operating other income.  Please describe the nature and significant components of the $26.3 million gain and tell us why the classification as non-operating income is appropriate.  Revise your planned presentation of this item as necessary based on our comment.

Response 3:

We received $30.8 million from Baxter on October 13, 2005.  The amounts received were in full satisfaction of a claim that we brought related to Baxter’s failure to make certain purchases under various supply contracts, as well as the failure to make certain lease payments in accordance with a capital equipment lease agreement, and the reimbursement of attorney’s fees and costs, as well as interest on the damages awarded.

A detailed breakdown of the $30.8 million is as follows:

Arbitration Award:

Damages related to unfulfilled supply agreements		$22.6	million

Equipment lease receivable		$.7	million

Attorney and arbitration fees and costs		$1.7	million

Interest on award		$5.8	million

Total Award Received in October, 2005:		$30.8	million

Retire Assets:

Equipment lease receivables		$.7	million

Contract intangible asset		$2.0	million

Record Income:

Legal fees incurred in the current year	Selling, general and administrative expenses	$(.4	million)

	Operating income	$.4	million

Interest income related to the current year	Interest income	$1.3	million

Balance of award	Other income	$26.4	million

	Income before provision for income taxes	$28.1	million

The award identified certain components comprising the $30.8 million: $22.6 million in complete satisfaction of three supply agreements, $.7 million to satisfy an equipment lease receivable, $1.7 million as reimbursement for attorney and arbitration fees and costs, and $5.8 million of interest.

A portion of the proceeds were used to satisfy the Baxter related assets identified in the above table.  After satisfying the recorded assets, earnings of approximately $28.1 million result from the arbitration award.  Had Baxter made purchases under these supply contracts then the net amounts which we have been awarded, would have been reflected as actual product revenues, and incurred product costs.  As this award stems not from the fulfillment of the supply agreements  through sales of product, but rather an award because Baxter did not honor the terms of several supply agreements, we believe that classification in non-operating other income is appropriate.  We have been guided by paragraphs 84-86 of FASB Statement of Concepts 6, Elements of Financial Statements (Con 6).  We believe that these earnings are not associated with our major ongoing or central operations but rather from the non-operating satisfaction of  supply contracts through arbitration.

In the case of the reimbursement of attorney fees and costs that were specifically identified in the final award, we have recorded the recovery of those costs as a contra-expense to the extent such costs were incurred in our current fiscal year.  The balance of the reimbursement was recorded as other, non-operating income.

Interest of $1.3 million which relates to the current year was recorded as interest income.

We trust that the foregoing has been responsive to your comments.

In accordance with your request, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Ronald J. Ryan
Chief Financial Officer

Copy to:
Jay Webb, Reviewing Accountant
Eric Atallah, Staff Accountant